July 21, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Benarowski

Lulu Cheng

Re:	Bakkt Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-288362)

Acceleration Request

Requested Date:  Wednesday, July 23, 2025

Requested Time:  4:30 P.M. Eastern Time

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bakkt Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Mario Schollmeyer at (212) 558-3287.

Sincerely,

BAKKT HOLDINGS, INC.

/s/ Akshay Naheta
Name: Akshay Naheta Title: Co-Chief Executive Officer

cc:	Marc D’Annunzio, Bakkt Holdings, Inc. Paul Simmons, Bakkt Holdings, Inc. Jared Fishman, Sullivan & Cromwell LLP Matt Goodman, Sullivan & Cromwell LLP Mario Schollmeyer, Sullivan & Cromwell LLP